Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 333-251999

Date: February 9, 2021

The following excerpts from S&P Global’s 4th Quarter and Year End 2020 Earnings Call transcript and accompanying presentation are being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

S&P Global Inc. NYSE:SPGI

FQ4 2020 Earnings Call Transcripts

Call Participants

EXECUTIVES

Douglas L. Peterson

President, CEO & Executive

Director

Ewout Lucien Steenbergen

Executive VP & CFO

Robert Merritt

Senior Vice President of Investor

Relations

ANALYSTS

Alexander Kramm

UBS Investment Bank, Research

Division

Andrew Owen Nicholas

William Blair & Company L.L.C.,

Research Division

Ashish Sabadra

Deutsche Bank AG, Research

Division

Craig Anthony Huber

Huber Research Partners, LLC

Hamzah Mazari

Jefferies LLC, Research Division

Jeffrey Marc Silber

BMO Capital Markets Equity

Research

Keen Fai Tong

Goldman Sachs Group, Inc.,

Research Division

Kwun Sum Lau

Oppenheimer & Co. Inc., Research

Division

Manav Shiv Patnaik

Barclays Bank PLC, Research

Division

Simon Alistair Vaughan Clinch

Atlantic Equities LLP, Research

Division

Toni Michele Kaplan

Morgan Stanley, Research Division

Presentation

Operator

Good morning, and welcome to S&P Global’s First Quarter and Full 2020 Earnings Conference Call. I’d like to inform you that this call is being recorded for broadcast. [Operator Instructions] To access the webcast and slides, go to investor.spglobal.com. [Operator Instructions] I’d now like to introduce Mr. Chip Merritt, Senior Vice President of Investor Relations for S&P Global. Sir, you may begin.

Robert Merritt

Senior Vice President of Investor Relations

Thank you for joining today’s S&P Global Fourth Quarter and Full Year 2020 Earnings Call. Presenting on today’s call are Doug Peterson, President and CEO; and Ewout Steenbergen, Executive Vice President and Chief Financial Officer.

[. . .]

In addition, as announced on November 30, S&P Global and IHS Markit entered into a definitive merger agreement. This call will touch on the transaction. Please note, this call does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

In connection with the proposed transaction, S&P Global and IHS Markit have filed a registration statement on Form S-4 with the SEC, which will include a joint proxy statement and a prospectus. S&P Global and IHS Markit will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decisions, investors and security holders of S&P Global or IHS Markit stock are encouraged to carefully read this entire registration statement and proxy statement prospectus, which is available on our website and sec.gov.

[. . .]

At this time, I’d like to turn the call over to Doug Peterson. Doug?

Douglas L. Peterson

President, CEO & Executive Director

[. . .]

The most important initiative of the year will be our upcoming merger with IHS Markit. This is an incredibly transformative opportunity for our company and our customers. The combination of S&P Global and IHS Markit creates a strong company. We’ll have increased scale and world-class products across numerous core markets, with a track record of deploying cutting-edge technology to accelerate our Powering the Markets of the Future strategy.

The pro forma company will serve a global customer base across financial information services, ratings, indices, commodities and energy, and transportation and engineering. Together, we will offer differentiated data, analytics, research and benchmarks important to the workflows of many of the world’s leading companies and governments.

We expect the combined company to deliver EBITA synergies of approximately $680 million, resulting in a highly profitable combined company with continued opportunity for margin expansion. The acquisition is expected to generate a return on invested capital in excess of our weighted cost of capital after full synergy realization, consistent with our M&A philosophy.

For the employees of both companies, we will combine 2 best-in-class workforces and deep expertise and complementary cultures focused on serving the global needs of our customers. I’m incredibly proud of the team we’ve built at S&P Global, and I look forward to welcoming the talented IHS Markit employees to S&P Global.

There are 3 parallel paths that are underway to close the transaction and prepare for the combination. The first is shareholder approval. The Form S-4 was filed and became effective last month. This enabled us to establish record dates and schedule shareholder meetings. Both shareholder meetings are scheduled for March 11.

The second is regulatory approval. We’re working toward regulatory approval in the countries listed. We continue to expect closing in the second half of 2021.

The third is pre-close integration planning. We have created integration teams focused on day-1 readiness. These teams are developing plans that focus on organizational integration, real estate consolidation, technology scale and efficiency, cross-selling and new product development. And we’ve created a value capture work stream, similar to what we established on our SNL acquisition to pursue and track synergies.

The new company will have 6 businesses. Martina Cheung will lead Ratings. Martina will also be responsible for leading ESG across the company. Adam Kansler will lead Market Intelligence and financial services. Saugata Saha will lead Platts and resources. Dan Draper will lead indices. Edouard Tavernier will lead Transportation. In addition to being CFO, Ewout Steenbergen will lead Consolidated Markets & Solutions. And after the merger is closed, John Berisford will lead all of our integration efforts together with Ewout. I’m optimistic that S&P Global has a great future as a stand-alone company with exceptional assets, technology and people. Combining our company with IHS Markit makes for an even brighter future.

And now I’d like to turn the call over to Ewout Steenbergen, who is going to provide additional insights into our financial performance and outlook. Ewout?

Ewout Lucien Steenbergen

Executive VP & CFO

[. . .]

We recently filed the S-4 and received a handful of questions about the document. They were generally related to the 2 topics on this slide. The first question was, if the 2021 stand-alone adjusted diluted EPS in the S-4 was our guidance. It’s not. The $12.36 figure in the S-4 assumes that we will continue to repurchase shares in 2021 as a stand-alone company. However, as we have stated, we think that it is unlikely we will resume share repurchases before the merger with IHS Markit closes. Therefore, our 2021 guidance assumes no share repurchases.

The second difference is that the S-4 figures were based on our October internal forecast. Our initial 2021 guidance is based on our most recent internal forecast, which has improved outlook primarily due to increased growth in ACV and our subscription businesses and AUM in our indices business.

The second question was why the cash flow figures in the S-4 differ from the figures stated on the merger conference call and our normal free cash flow reporting. These are 2 different views of free cash flow. The S-4 provides an unlevered free cash flow forecast typically utilized to value companies via a discounted cash flow analysis. The difference between the unlevered free cash flow in the S-4 and the free cash flow in our guidance and discussed on our merger call is that the S-4 definition includes stock-based compensation expenses and acquisitions and excludes interest payments.

[. . .]

Toni Michele Kaplan

Morgan Stanley, Research Division

Announcement of buying IHS Markit. What’s been the reaction from your largest customers and from your internal business units? Is there anything in particular that they’re excited about or conversely concerned about that maybe you weren’t expecting initially?

Douglas L. Peterson

President, CEO & Executive Director

Toni, this is Doug. Let me take that. Well, first of all, thank you for joining the call today. And since we announced the merger with IHS Markit, it’s been great excitement from our customers. We had heard in particular from the financial institutions about all of the capabilities we’re going to be bringing together from the energy industry.

We’ve also seen a lot of excitement from the people that are interested in ESG. Our employees are also very excited about that. We know each other. We had worked together before between our index business. Their fixed income index business and our index business, people know each other there. We’ve had great respect for Lance and for the team at IHS Markit. And so there’s excitement across the board, and we see things very positive.

One final comment. As you saw in the slide, we talked about parallel paths. One of those is integration planning. So our teams have started to get to know each other through the integration work that we’re planning for. And again, there’s a lot of respect for each of the teams and a lot of progress being made there.

Toni Michele Kaplan

Morgan Stanley, Research Division

Great. And wanted to ask about the Market Intelligence strategy going forward. Historically, you’ve been positioned as the low-price competitor relative to peers. And with all the assets that you’ve purchased over the years and with the eventual integration of IHS’ data, does your strategy change going forward? Would you expect to be at a higher price level? Or should we expect your growth to be more driven by adding more customers? Or maybe it’s both? Just how do we think about the strategy there?

Douglas L. Peterson

President, CEO & Executive Director

Yes. This is really a little bit premature for me to be giving you the strategy. But if you think about what we’re going to be bringing together, Market Intelligence right now has a really strong base of installed customers, hundreds of thousands of users that are already using our information. So you think about that as one distribution channel for all of the very rich IHS Markit data.

On the other hand, IHS Markit also has very powerful tools, which include workflow for financial institutions and for corporate and asset management industry, et cetera. So getting those 2 together is going to allow us to have a much more comprehensive strategy, both looking at the value that we bring, which you talk about as a price strategy, but I think of more as a value strategy that expands that, and then also ability to bring much more — many more products and services to all of the different kinds of customers that we serve.

[. . .]

Alexander Kramm

UBS Investment Bank, Research Division

Excellent. And then secondarily, Ewout, you made this comment briefly that in terms of share repurchases, you could be doing something before the deal closes if there was an open window. So maybe just flesh out what an open window means? And then related to that, what are your minimum cash requirements as — on a stand-alone and combined company, so we can dimensionalize it a little bit here?

Ewout Lucien Steenbergen

Executive VP & CFO

Yes. Alex, we would love to do share buybacks, but there are certain regulatory limitations that we are facing this year. Think, for example, about the current period where the shareholders’ vote is underway. So we would not be able to do share buybacks until the shareholders’ meeting on March 11.

Of course, we have also closed windows with respect to our quarterly results. And then we should not be in possession of material nonpublic information. So a combination of those elements might make the windows that we can do buybacks quite limited. And therefore, we think it is unlikely we can do buybacks. But if there is an opportunity, and from a legal perspective we should be clear, we definitely would like to restart some of the buybacks.

Otherwise, we will do that post close of the merger. There’s definitely going to be, at that point in time, some catch-up buybacks because, of course, we’re falling short towards our return targets at this point in time. And then as we have stated at the merger call, in terms of our new financial targets, we’re expecting to return at least 85% of free cash flow going forward for the combined company. And the combined company from a free cash flow perspective should have a very strong profile north of $4 billion out of the gate in terms of free cash flow and growing to about $5 billion or north of $5 billion in a few years’ time.

From a balance sheet perspective, we will have a very robust balance sheet in the future with a leverage ratio in a range of 2% to 2.5%. Of course, we’ll have some minimum cash. But absolutely, we have currently excess cash, surplus cash that we will return to shareholders once we have the opportunity to do so.

Operator

Our next question comes from Ashish Sabadra from Deutsche Bank.

Ashish Sabadra

Deutsche Bank AG, Research Division

So just on — as you’ve commenced your integration planning activities, obviously, you’ve given pretty robust cost synergy targets as part of the merger. But are there areas that you’ve identified that could be potential incremental opportunities as you go through this integration planning?

Ewout Lucien Steenbergen

Executive VP & CFO

At this moment, the expense synergies of $480 million is still our best estimate at this point in time. Please keep in mind, we’re still in a planning phase, and both companies are run separately and independently. You know us as management. You know our management philosophy and approach. We will always look for further opportunities, but the $480 million of expense synergies is the number we are committed to right now.

Ashish Sabadra

Deutsche Bank AG, Research Division

And that’s very helpful. And maybe just a quick follow-up to earlier question Toni asked. Just around the data as well as the Kensho’s data science. I was wondering how do you think about opportunities to further enhance the Data Lake that IHS Markit has by combining the data that S&P has, but more importantly, applying Kensho’s data science on top of it. Wondering if you could share any incremental thoughts on that front.

Douglas L. Peterson

President, CEO & Executive Director

Yes. Thank you, Ashish. And welcome to the call. I think this is the first time we’ve had you on the call. Well, first of all, this is one of the areas that we’ve got a lot of excitement about it. If you think about what it’s like to have the amount of data across both companies and you see the success we’ve had with Kensho the last few years — today, we highlighted many of the new areas that they’ve been providing great success.

When we think about the data that IHS Markit brings, just as an example, there’s 50,000 customers in 140 countries. They’re serving 80% of the global Fortune 500; 94 of the largest companies in the U.S.; and then on top of that, with the pricing data, the reference data, the private market solutions, the fixed income benchmarks and indices. And then all of that put together in a comprehensive data strategy with the Data Lake, that’s going to give us an ability to take the Kensho capabilities and develop all types of new products and services.

If you think about that, though, in addition, IHS Markit also brings its own high-quality data sciences teams. And across S&P Global, we also have other high-quality data sciences team. So this is one of the areas of the merger that we’re most excited about, and we’ve got teams that have already started looking at what some of those possibilities are.

Operator

Our next question comes from Andrew Nicholas from William Blair.

Andrew Owen Nicholas

William Blair & Company L.L.C., Research Division

Just wanted to ask maybe a bigger-picture question. Just wondering how you as a management team manage the different investment opportunities, growth initiatives, hiring plans for the stand-alone business with such a major merger expected to close later in the year.

Are you a bit more hesitant to commit to multiyear projects, again, for the stand-alone business knowing that there could be higher apply opportunities that present themselves as a combined entity? Or do you just kind of keep your head down and run the existing business and address those opportunities when the time comes? I’m just curious, any insight on how you plan to manage that during the waiting period would be helpful.

Douglas L. Peterson

President, CEO & Executive Director

Andrew, this is Doug. I’m going to start, and then hand it off to Ewout. When we’ve been — as you’ve seen earlier, we spent $139 million last year on a budget of $150 million of a target. And this year, we’ve targeted $100 million for our incremental growth expenses. We have a process around that. I’m going to hand that off to Ewout to talk more about that.

But what’s important for us is that we are managing the company for the long run. We think that there are opportunities for us to continue to grow in the Ratings business and Platts, Market Intelligence and indices very specifically with the capabilities that we have today; expanding into new markets, like we’ve mentioned, Asia or China; new product capabilities or customer experience that we think are very important to continue with our differentiation that drives our growth. So we’re committed to all of those organic investments that we see internally and to keep driving those.

But as I just mentioned, there’s also so many possibilities of bringing the 2 companies together. It’s too early for us to plan those. As Ewout mentioned, we’re 2 separate companies. We’re managed separately. But we can start dimensioning those and working together to identify what those could be. That’s one of the reasons we pulled back the investment from $150 million to $100 million this year because we didn’t want to overextend people on areas that they might not be able to deliver once we start focusing on the integration. Ewout, do you want to talk a little bit more about our investment planning?

Ewout Lucien Steenbergen

Executive VP & CFO

Andrew, the way how we operate here is we have a committee, an investment committee, that is built up by the business presidents and myself. And we’re looking at all the growth initiatives that are being put forward. These are initiatives that should drive revenue growth going forward and should have a minimum level of investments because we don’t want to look at all the small investments. So these should be larger growth initiatives for the company that should help with revenue growth in the future.

And we make selections which of those are the most interesting, where we would allocate our resources. It’s not only financial resources, more often, of course, product development resources, technology resources might be limiting factors there as well. And then ultimately, we allocate funding to those initiatives.

And we are very encouraged about the growth of those initiatives. As Doug has mentioned during the prepared remarks, we have seen a lot of product launches in 2020. We are seeing good traction of those initiatives. So we’re very encouraged at the level of innovation and new business development that we’re having within the company. And we’re continuing with that as well in 2021.

Please keep in mind that although the overall investment number is dropping, it doesn’t mean that those costs are going away because after 2 years, when an initiative is funded for a period of 2 years, it goes to a business-as-usual situation, and those costs will become part of the normal business-as-usual budget of the division.

So it is not really a total expense drop. But the investments, the new investments in the first 2 years is going to be about $100 million in 2021. So still, I think a very good number, a strong number. And all of these initiatives from our perspective make sense independently of the merger because they all are good initiatives that will help also the combined company in the future.

Andrew Owen Nicholas

William Blair & Company L.L.C., Research Division

Great. That’s helpful. And then as my follow-up, in the index business, I know you’re still 6, 9 months away from closing. But I am curious if you have any initial thoughts on kind of the strategy or change in kind of distribution approach that might be required as you kind of focus on building out fixed income and multi-asset ETF products. Just trying to figure out how those businesses might differ from equity ETFs and that kind of ecosystem, if at all.

Douglas L. Peterson

President, CEO & Executive Director

Thank you. And there’s not a major change in the distribution strategy. Dan Draper, who joined us middle of the year last year, has put in place an excellent strategy to look across all of the different types of asset classes we want to be covering, which include multi-asset classes, looking at what’s all of the major trends in the ETF markets, the mutual fund industry as well as private investors and finding ways for us to bring the solutions that they need.

As you can see from the growth in the markets, the growth is coming across many, many different types of asset classes, including fixed income and equities, global equities, commodities real estate, et cetera. And so we want to be able to approach all of the different channels that we have with this broader set of capabilities and broader set of indices. And so it’s not going to be so much a change in distribution strategy. It’s a change in the capabilities and the breadth of the different kinds of products we’ll be able to provide.

[. . .]

Kwun Sum Lau

Oppenheimer & Co. Inc., Research Division

Got it. That’s very helpful. And then in terms of your blockchain initiatives, I think, Doug, you also mentioned Distro previously for the renewable energy. Could you please give us an update on that project?

And then also, I remember like 2, 3 years ago, you also mentioned a project at the Port of Fujairah. Could you please also give us an update as well?

Douglas L. Peterson

President, CEO & Executive Director

[. . .]

As we advance this, it’s something that we’re learning across the company. We think blockchain will be an area that with IHS Markit, we can advance our work. And we’re very pleased that we’re able to have some initial wins in — especially with Fujairah and then in Rotterdam.

Operator

Our next question comes from Craig Huber with Huber Research Partners.

Craig Anthony Huber

Huber Research Partners, LLC

Two questions. Maybe I’ll start with Ewout or Doug, maybe talk about this merger, the playbook or the similarities you guys are putting in place here. I’m trying to think about this versus where your company was at versus, say, 3, 4, 5 years ago when all the changes you guys put in place to raise margins, increase the efficiency at S&P legacy. And what you learned there and you plan on applying on that side of the business over IHS going forward? Can you touch on that briefly, please, the playbook?

Douglas L. Peterson

President, CEO & Executive Director

Yes. So Craig, let me start. This is something that we’ve thought a lot about. And when we were working on this idea with our management team and our Board of Directors, one of the most important questions that I asked, and we had good discussion with the Board is, do we have the capacity to undertake a transaction like this. And that includes our management capacity, our people, our team, our technology. What are the lessons learned we’ve had? Do we have, in particular, the ability to undertake an integration like this?

And one of the other questions we asked is, and what kind of talent will IHS Markit bring as well? And as we did our due diligence — and we already knew the team, but as we got to know them better, we were impressed that they were also going to bring a really high-quality management team that would be complementary to ours. And that together, we could actually undertake something like this.

But one thing that we’ve done over the past 5 years is we’ve put in place a very disciplined approach to managing the company. And it starts with an annual plan that we look at with the Board of Directors, we agree on. It then leads to goals and objectives, which feed into our own performance – individual performance goals as well as our divisional and functional performance goals. Those include areas that are customer, operations, people. So it’s not only driven by financial performance. We also include operational targets, which includes risk management targets.

So we put in place a management system, which we think will be — work very well with the IHS Markit team. And if we wouldn’t have had the confidence that we had that process in place now for many years, that we had been delivering and that we had the capacity to do something like this, and along with the quality of the teams coming along, we would not have undertaken something like this.

[. . .]

Hamzah Mazari

Jefferies LLC, Research Division

Great. And then just a question on the deal. Is it fair to say that don’t expect any new information until the deal closes around sort of synergies, revenue synergies, cost synergies, cash integration costs? Or do you expect to sort of release information as you’re going through this preplanning phase?

Ewout Lucien Steenbergen

Executive VP & CFO

Hamzah, of course, we are going through the planning phase, a lot of work is underway, more work to be done up to the point that we will close. At this moment, this is the information that we can provide to you. As you know, the S-4 is now effective. Would expect some updates closer to the close of the merger itself or post the merger itself. So we are not really planning to give any changes and updates between now and the close.

[. . .]

Simon Alistair Vaughan Clinch

Atlantic Equities LLP, Research Division

That’s really useful. And I guess my follow-up question, coming to the ESG business. And I guess what I’m thinking about is, obviously, the evolution of your business, particularly with the RobecoSAM survey asset that you have, in evolving that over time to become something more nimble and more flexible as opposed to just an annual survey. And how you might be able to use that to really service and leverage that into sort of servicing the corporate clients for their ESG needs over time, perhaps you could talk about that opportunity.

Douglas L. Peterson

President, CEO & Executive Director

Yes. This ESG is definitely one of the most exciting areas for us at the company. As you saw, we had $65 million of revenues last year, which had been growing at a 40% pace. And when you bring the capabilities of IHS Markit together, we’re going to have scores and time series, workflow platforms. We’re going to bring emissions data from IHS Markit. IHS Markit also has the fixed income indices. And they’ve got information about plastics and other sorts of model — metals that are used in batteries. So bringing these together are going to be something that are really new for us.

And let me give you a couple of examples. Just imagine if you were a chief sustainability officer. You mentioned the corporate clients. Corporate clients are increasingly, either through their treasurer or directly a sustainability officer, looking at how their own company is going to perform and what is their own individual approach to running their sustainability programs. We’re going to have the tools to provide them a rating. We’re going to build them — they’re going to have the CSA. We’re going to have the ability to provide them with more data to have benchmarking against other third parties. And then when you think about IHS Markit’s ESG Reporting Repository, the carbon data that they bring that will allow them to have the workflow tools, we think that this is one of the areas that will actually allow us on our own, and then together with IHS Markit, to be really building a very relevant, very powerful ESG model.

One thing I would end with is that we just launched a new ESG website. I would recommend that everybody go look at it. You can immediately look for ESG scores of companies on it. And then it has tiles of all of the different capabilities that we have. And so this is something for us, you’re going to see a lot of investment here, a lot of focus on ESG. It’s one of the most exciting growth areas in the company.

[. . .]

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Got it. That’s helpful. And Doug, it’s been 2 months since you announced the merger with IHS Markit. What additional findings have you had on the strategic opportunity during the course of due diligence would you like to call out?

Douglas L. Peterson

President, CEO & Executive Director

Well, there’s a couple I would call out that are maybe beyond what we’d originally thought. One of them is what I’d call private assets or being able to support the private equity industry. When we originally looked at this, we started looking at areas that were maybe a little bit more obvious, in financial institutions and what we could do for debt capital markets, for corporate treasurers.

One of the areas that I see a lot of upside is in what we call private markets, private equity. Think about how much longer assets are staying private before they go public or the information that people would like to look at for their supply chain. And when you put the 2 companies together, you have tools that at IHS Markit, which — for valuation, iVAL and Qval. They’ve got portfolio monitoring tools, iLEVEL. As you’ve heard me talk about earlier, we’ve been ingesting data from people like Preqin into our tools. And then we’ve got the information from 451 Research, from money market directories, our Market Intelligence platform. And you put all these together, and it’s going to be a very complete set of services of workflow tools, valuation tools, reference data, fundamental data about corporations that we wouldn’t have been able to do alone. And so that’s one of the areas that I was quite excited about. I also mentioned what we’ll be able to do with ESG. That’s another area that’s the upside. I think there is higher than what I originally would have thought.

And then finally, when we look at energy transition, which — sometimes I think of energy transition as part of ESG. But for climate change and the interest that this is generating, it’s not always directly the same thing as ESG. This is another area that between what we’ve got in Market Intelligence and Ratings, but add that in with what we have between Platts and the resources business at IHS Markit, there’s going to be a lot of opportunities in new energy, new energy investments, all of the things that are involved in EV, which also will bring some of the capacities from the Transportation business at IHS Markit. So on energy transition, I think this is also another area that is well beyond what I’d probably originally contemplated.

[. . .]

Manav Shiv Patnaik

Barclays Bank PLC, Research Division

Got it. That’s helpful. And then, I guess, just staying on Platts, mid-single-digit growth, I guess, estimated for ‘21. Platts has historically always been pretty resilient to what happens in the energy market, but the IHS asset has been much more sensitive. Now I was just curious how you guys look at ‘21 and perhaps even beyond in terms of how that energy market fits into your strategy.

Ewout Lucien Steenbergen

Executive VP & CFO

Yes. We are very encouraged about the opportunities to bring the resources business of IHS Markit and Platts together. I think it’s very complementary. I think that will be a very large benefit for our customers, with Platts having particularly a focus on price reporting, as you know, and that is quite steady and stable.

The resources business of IHS Markit, that is going through a transition from more upstream to more downstream. The upstream business has seen some headwinds and might continue for a shorter period of time. But particularly downstream analytics is doing very well.

So the opportunities to bring that together and to look at the commercial opportunities for the combined company is actually very attractive. Think about what we can do with respect to metals and mining. Think about what we can do with respect to the analytics platforms, bringing that together for our customers. Think about what we can do with the Data Lake and Platts Analytics growth by unlocking the value of the data of IHS Markit resources. So we’re actually very encouraged. And we think despite some of the changes, structural changes in the industry, that we can help our customers, particularly also with energy transition.

Douglas L. Peterson

President, CEO & Executive Director

Thank you very much. I’d like to just provide a couple of closing comments. I want to thank everybody for joining our call this morning and for all your questions and your support, as always. As you saw, 2020 was a very strong year for us during difficult circumstances. We made a lot of significant progress along the way with areas that we’ve been investing in over the last few years.

As you know, we had put in place investment programs. And we started seeing them pay off, as we called it the year of the product launch. And it has to do with our technology, our innovation, productivity programs we put in place. We’re very proud about what we’re doing in China and the progress and advances that we’re making there.

Our ESG program is starting to really take off, and we think we’re very well positioned. And then our own internal environmental performance and social outreach and our own ESG approach, we think, is something that’s very important for our company.

And of course, what is really most important for us this year is to continue to stay focused on the HIS Markit merger. We’re so excited about that. We’re always impressed with the people we meet, with the capabilities, with the products, with the reach that they have. And we think that, that’s going to allow us to have a very strong opportunity in 2021 and beyond.

And as I’ve said all along, during last year and before, we could have never made this progress without our people and the talented people that we have that are working very hard especially in 2020 during uncertain and difficult circumstances. I want to thank all of our people again. Everyone has done a fantastic job.

So thank you, everyone, for joining us again today. And we look forward to continuing to talk to you throughout the year. Thank you very much.

[. . .]

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results and cost and revenue synergies, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit have filed and will file relevant materials with the SEC. On January 8, 2021, S&P Global filed with the SEC a registration statement on Form S-4, as amended (No. 333-251999) to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement, which was declared effective by the SEC on January 22, 2021, includes a definitive joint proxy statement/prospectus of S&P Global and IHS Markit. The definitive joint proxy statement/prospectus was mailed to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY

10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2020, its proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, its proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.